Exhibit M-1










                                     Form of
                          Federal and State Income Tax
                              Allocation Agreement
                   Between Scotia Holdings Incorporated (U.S.)
              And Certain U.S.-Organized Emera Associate Companies



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                           Emera U.S.- Organized Group
                         Income Tax Allocation Agreement

     This agreement, made as of _________, 2001 among Emera US Holdings Inc., a Delaware corporation ("US Group Parent"), BHE Holdings Inc., a Delaware corporation, Bangor Hydro-Electric Company, a Maine corporation, Bangor Var Co. Inc., a Maine corporation, Bangor Energy Resale Inc., a Maine corporation, CareTaker, Inc., a Maine corporation, Bangor Fiber Co. Inc., a Maine corporation, Bangor Line Co., a Maine corporation, The Pleasant River Gulf Improvement Co., a Maine corporation, The Sebois Dam Co., a Maine corporation, East Branch Improvement Co., a Maine corporation, Godfrey's Falls Cam Co., a Maine corporation, and The Sawtelle Brook & Dam Improvement Co., a Maine corporation (each, including US Group Parent, a "Member"). The Members, with the exception of US Group Parent, are referred to as "Affiliates." The Affiliates and US Group Parent, collectively, are sometimes referred to as the "Group."

     US Group Parent owns directly or indirectly at least 80% of the issued an outstanding shares of each class of voting common stock of each of the Affiliates and at least 80% of the total value of the stock of each of the Affiliates. Each of the Members is a member of an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which US Group Parent is the common parent; and the Group intends to file a consolidated income tax return.

     The Members agree to allocate tax liability as follows:

I. Allocation shall be made in accordance with Treasury Regulation Sections 1.1552-1(a)(1) and 1.1502-33(d)(3).

     A. General Rule

     Step 1 - The federal consolidated tax liability of the Group (not including any liability for alternative minimum tax) shall be apportioned among the Members of the Group in the ratio that each Member's separate taxable income bears to the sum of the separate taxable incomes of all Members having taxable income.

     Step 2 - An additional liability amount will be allocated to Members of the Group equal to 100% of the excess of the Member's separate tax liability over the consolidated tax liability of the Group allocated to the Member under Step 1.

     Step 3 - The total of the amounts allocated under Step 2 is credited pursuant to a consistent method to those Members of the Group who had losses, credits or other net tax benefits included in the consolidated return, (referred to as "corporate tax benefits") as follows, except that for the purposes of this Step 3, US Group Parent and/or Acquisition Co. No. 1 shall be deemed to have corporate tax benefits only with regard to that portion of its losses, credits or other tax benefits that arise from taking into account items attributable to debt incurred by US Group Parent to finance the acquisition of BHE.

     (a) If all corporate tax benefits reduce the amount of tax due in the consolidated return of the Group, each Member of the Group having corporate tax benefits will be allocated the value thereof. The value of net operating losses shall generally be determined by applying the then current corporate income tax rate to the amount of the loss, and the value of a credit shall generally equal 100% of the credit utilized.

     (b) If the total of the corporate tax benefits is greater than the total reduction in the consolidated tax of the Group, then the benefits arising from the inclusion of negative taxable incomes in the consolidated return shall be recognized and paid prior to the benefits arising from credits or other benefits.

     (c) If the corporate tax benefits attributable to Members of the Group with negative taxable incomes are not absorbed in the consolidated return, the benefit allocated to each such Member of the Group shall be in proportion to their respective negative taxable incomes.

     (d) If the corporate tax benefits attributable to credits or other net tax benefits are not fully applied in the consolidated return of the Group, the benefits arising from credits shall be recognized and paid prior to the benefits arising from other benefits.

     (e) If the corporate tax benefits attributable to Members of the Group with credits are not absorbed in the consolidated return of the Group, the benefit allocated to each Member company shall be in proportion to their respective credits.

     (f) If the corporate tax benefits attributable to Members of the Group with other benefits are not absorbed in the consolidated return of the Group, the benefit allocated to each Member company shall be in proportion to their respective other benefits.

     Step 4 - If the total consolidated tax liability results in an alternative minimum tax ("AMT") liability, as imposed by Internal Revenue Code section 55(a), then any consolidated AMT will be allocated to the Members of the Group based upon their proportionate amounts of separate alternative minimum tax.

     Step 5 - If the total consolidated return liability results in consolidated minimum tax credit utilization, the consolidated minimum tax credit shall be tentatively allocated to each company participating in the consolidated return in an amount equal to the lesser of (1) each company's separate Minimum Tax Credit Carryforward or (2) the excess of such company's allocated regular tax over its separate alternative minimum tax ("AMT"). Minimum Tax Credit Carryforward for this purpose is the sum of the annual amounts of consolidated AMT allocated to a company in prior years less the sum of the consolidated minimum tax credits allocated to that company in prior years. If the total of such tentative allocations exceeds the consolidated minimum tax credit utilized in the current taxable year, then the difference between the total of the tentative allocations and the consolidated minimum tax credit utilized for the taxable year shall be allocated as a negative amount to each company in proportion to that company's tentative allocation to the combined total of all such amounts. If the total of the tentative allocations is less than the consolidated minimum tax credit utilized, the difference between the consolidated minimum tax credit utilization and the total of the tentative allocations shall be allocated to each company in proportion to that company's remaining Minimum Tax Credit Carryforward to the combined total of such carryforwards. The consolidated minimum tax credit allocated to each company for the taxable year will equal the sum of the amounts allocated in the two step computation.

     Step 6 - Under no circumstances shall the amount of tax or other liability allocated to a Member under this Agreement exceed its separate tax liability.

     Step 7 - Reimbursement - Each Member of the Group shall pay its apportioned share of the consolidated tax liability (including its apportioned share of consolidated alternative minimum tax) along with any additional amount determined under Step 2 to US Group Parent on the dates directed by US Group Parent. Within 30 days of each quarterly payment date for estimated taxes or such later date specified by US Group Parent, each Member of the Group shall pay to US Group Parent an estimate of the amounts due to US Group Parent under Steps 1 and 2 above. Shortly after receiving payment from the Members, US Group Parent shall pay the consolidated tax to the relevant taxing jurisdiction and distribute an estimate of the amounts due under Step 3 to appropriate Members of the Group. Any amounts paid in any year shall reduce the final amounts payable as set forth above, and any balance due shall be promptly refunded.

     B. State Income Taxes

     The current state consolidated corporate tax liabilities for those states in which consolidated returns are filed shall be allocated as contemplated by Rule 45(c), as follows:

     Step 1 - To each Member operating in the state there shall be allocated the income tax effects of the Member's state taxable losses (on a separate company basis), any state tax credits and the material effects of any other features of the state tax code applicable to a particular Member including its carryover amounts to the extent that the above described effects are utilized in the consolidated state return in the taxable year.

     Step 2 - To each Member operating in the state that generates state taxable income, there shall be allocated income tax expense by first increasing the state consolidated current income tax liability by the sum of the tax effects allocated in Step 1 above. The total shall then be allocated among those Members incurring an income tax expense based on the ratio of that Member's separate company state income tax to the sum of the separate company state income tax of all Members incurring state income tax expense.

     Step 3 - Nonetheless, if for any Member there is an excess of allocated liability (pursuant to Steps 1 and 2) over the liability on a separate company basis, such excess shall be allocated among the Members with net state tax benefits. Such excess shall be allocated to all such Members based on the ratio of their separate company net tax benefits to the sum of income tax benefits of all Members which were allocated such benefits. The allocation of such excess tax shall have the effect of reducing the income tax benefits of those Members but in no case shall such allocation result in reducing such tax benefits below zero for any Member that realizes a net taxable loss on a separate company basis.

     C. Unused Corporate Tax Benefits

     A Member of the Group that is entitled to payment for a corporate tax benefit, but does not receive such payment because of the rules in Step 3 shall retain such right for the future to the extent that such benefit can be applied against the consolidated tax liability. Uncompensated corporate tax benefits arising from negative taxable income shall have priority over the benefits attributable to excess tax credits.

     D. Tax Adjustments

     In the event of any adjustments to the tax returns of any of the Members of the Group filed (by reason of an amended return, a claim for refund or an audit by the Internal Revenue Service), the liability, if any, of each of the Members of the Group under Section A shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between US Group Parent and the appropriate Members of the Group shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by each Member of the Group to US Group Parent in proportion to the increase in such Member's separate return tax liability computed under Section A of this Agreement that is required to be paid to US Group Parent. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining a fair allocation of the adjusted liability.

II. Subsidiaries of Affiliates

     If at any time, any Member acquires or creates one or more subsidiary corporations that are includible corporations of the Group, they shall be subject to this Agreement and all references to the Affiliates herein shall be interpreted to include such subsidiaries as a group.

III. Successors

     This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of US Group Parent or any of the Affiliates succeeding to the tax attributes of such corporation under
Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

IV. Termination Clause

     This Agreement shall apply to the taxable year ending __________, and subsequent taxable years, unless all of the members of the Group agree in writing to terminate the Agreement prior to the end of the taxable year. Notwithstanding any termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods prior to termination.

     IN WITNESS WHEREOF, the duly authorized representatives of the parties have set their hands this ____ day of _______________.

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